Filed Pursuant to Rule 424(b)(5)
Registration No. 333-270459

PROSPECTUS SUPPLEMENT
(To Prospectus Supplement Dated February 21, 2025
To Prospectus Dated May 10, 2023)

Up to $6,030,000

Common Stock

This prospectus supplement amends and supplements the information in the prospectus dated May 10, 2023 and the prospectus supplement, dated February 21, 2025 (the “ATM Prospectus Supplement” and, together with the accompanying prospectus, the “ATM Prospectus”), filed with the Securities and Exchange Commission, relating to the offer and sale of shares of our common stock, $0.0001 par value per share, having an aggregate offering price of up to $75,000,000 pursuant to the sales agreement dated as of February 21, 2025 (the “Sales Agreement”) with H.C. Wainwright & Co., LLC (the “Wainwright”). This prospectus supplement should be read in conjunction with the ATM Prospectus, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the ATM Prospectus. This prospectus supplement is not complete without, and may only be delivered or utilized in connection with, the ATM Prospectus and any future amendments or supplements thereto.

On March 31, 2025, upon filing our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, we became subject to the offering limits in General Instruction I.B.6 of Form S-3. As of the date of this prospectus supplement, the aggregate market value of our outstanding common stock held by non-affiliates, or public float, was $18,100,758, based on 3,099,445 shares of outstanding common stock held by non-affiliates, at a price of $5.84 per share, which was the last reported sale price of our common stock on the Nasdaq Capital Market on February 7, 2025, which is the highest closing sale price of our common stock on the Nasdaq Capital Market within the prior 60 days. As of the date of this prospectus supplement, we have not offered any securities pursuant to General Instruction I.B.6 of Form S-3 during the 12 calendar months prior to and including the date of this prospectus supplement. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities registered on the registration statement of which this prospectus supplement and the ATM Prospectus is a part in a public primary offering with a value exceeding more than one-third of our public float referenced above in any 12-calendar month period so long as our public float remains below $75.0 million.

We are filing this prospectus supplement to amend the ATM Prospectus to update the maximum amount of shares that we are eligible to sell under General Instruction I.B.6. As a result of these limitations, we may currently only offer and sell shares of our common stock having an aggregate offering price of up to $6,030,000 pursuant to this prospectus supplement and the ATM Prospectus. In the event that our public float increases above $75.0 million, we will no longer be subject to the limits in General Instruction I.B.6 of Form S-3. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement of which this prospectus supplement and the ATM Prospectus is a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on the Nasdaq Capital Market under the symbol “BNGO.” On April 1, 2025, the closing sale price of our common stock on the Nasdaq Capital Market was $3.10 per share.

Sales of our common stock, if any, under this prospectus supplement and the ATM Prospectus will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended (the “Securities Act”). Wainwright is not required to sell any specific amount of securities, but will act as our sales agent using commercially reasonable efforts to sell on our behalf all of the shares of common stock requested to be sold by us, consistent with its normal trading and sales practices, on mutually agreed terms between Wainwright and us. There is no arrangement for funds to be received in any escrow, trust or similar arrangement.

The compensation to Wainwright for sales of common stock sold pursuant to the Sales Agreement will be an amount equal to 3.0% of the gross proceeds of any shares of common stock sold under the Sales Agreement. In connection with the sale of the common stock on our behalf, Wainwright will be deemed to be an “underwriter” within the meaning of the Securities Act and the compensation of Wainwright will be deemed to be underwriting commissions or discounts. We have also agreed to provide indemnification and contribution to Wainwright with respect to certain liabilities, including liabilities under the Securities Act or the Securities Exchange Act of 1934, as amended. See “Plan of Distribution” beginning on page S-13 of the ATM Prospectus Supplement regarding the compensation to be paid to Wainwright.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page S-6 of the ATM Prospectus Supplement, page 6 of the accompanying prospectus, and under similar headings in the other documents that are incorporated by reference into the ATM Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

H.C. Wainwright & Co.
The date of this prospectus supplement is April 2, 2025

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